UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POWER REIT

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

73933H101

(CUSIP Number)

Jess Saypoff

Axonic Capital LLC

520 Madison Avenue, 42nd Floor

New York, New York 10022

(212) 259-0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933H101

1	Name of Reporting Person Axonic Capital LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 183,497
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 183,497

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,497 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 73933H101

1	Name of Reporting Person Clayton DeGiacinto
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 183,497
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 183,497

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,497 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%
14	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”), amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2024 (as amended and supplemented, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 1 is being filed to make amendments to the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 9, 2024, Axonic Capital entered into a mutual nondisclosure agreement (the “Mutual Nondisclosure Agreement”) with the Issuer to facilitate discussions with the Issuer. The Mutual Nondisclosure Agreement contains standard provisions relating to the nondisclosure of certain confidential information, subject to certain exceptions.

The Mutual Nondisclosure Agreement includes, among other things, a customary standstill provision (the “Standstill Provision”) that will remain in effect until July 31, 2025 (the “Standstill Term”). The terms of the Standstill Provision provide, among other things, that during the Standstill Term, Axonic Capital will not, and will not encourage or assist others to, acquire or offer, seek, propose or agree to acquire, directly or indirectly, by purchase or otherwise, (A) any shares of the Issuer’s Series A Cumulative Redeemable Perpetual Preferred Stock or (B) in excess of a specified percentage, the outstanding common shares, $0.001 par value per share, of the Issuer. The Standstill Provision also prohibits Axonic Capital from publicly proposing or disclosing an intent to propose any form of extraordinary transaction relating to the Issuer, participating in any solicitation of proxies to vote the securities of the Issuer, participating in a “group” within the meaning of Section 13(d)(3) of the Act with respect to any voting securities of the Issuer, entering into discussions, negotiations, arrangements or understandings with third parties (other than the Issuer or its representatives) with respect to the foregoing and acting, alone or in concert with others, to seek control of the management or Board of the Issuer.

The Standstill Term automatically terminates under certain circumstances, including in the event the Issuer becomes insolvent, enters into a debt restructuring transaction with Axonic Capital or its affiliates, or fails to remain qualified as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended.

The Mutual Nondisclosure Agreement also contains a customary mutual non-disparagement provision lasting for the term of the Mutual Nondisclosure Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) – (b) are hereby amended and restated as follows:

(a) – (b). The information required for each Reporting Person by Item 5 (a) – (b) is set forth in Rows 7 – 13 on pages 1 and 2 of this Schedule 13D and is incorporated herein by reference, respectively, for each Reporting Person.

The information with respect to the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons set forth in this Schedule 13D is calculated based on 3,389,961 outstanding Common Shares as of August 26, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on August 30, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Mutual Nondisclosure Agreement contained in Item 4 hereto is incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2024

Axonic Capital LLC

By:	/s/ Clayton DeGiacinto
	Name:	Clayton DeGiacinto
	Title:	Authorized Signatory

By:	/s/ Clayton DeGiacinto
	Name:	Clayton DeGiacinto
In his capacity as managing member of Axonic Capital LLC

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